UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                      to

Commission file number     1-12317

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.

7909 Parkwood Circle Dr.

Houston, Texas 77036

REQUIRED INFORMATION

The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2020 and 2019

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2020; and

(d)	Notes to Financial Statements

The Consents of Independent Registered Public Accounting Firms to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan are being filed as Exhibit 23.1 and Exhibit 23.2 to this Report.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

December 31, 2020 and 2019, and Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019, and Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Administrative Committee and Plan Participants

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended

December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor from 2021.

Houston, Texas

June 29, 2021

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Administrative Committee and Plan Participants

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Calvetti Ferguson

We have served as the Plan’s auditor since 2020.

Houston, Texas

June 26, 2020

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Cash	$—	$129,343
Receivables:
Investment income	116	2,578
Notes receivable from participants	38,718,504	47,861,868

Total receivables	38,718,620	47,864,446
Investments, at fair value	1,283,717,806	1,320,688,462
Fully benefit-responsive investment contracts at contract value	227,162,457	223,790,635

Total assets	1,549,598,883	1,592,472,886
Liabilities
Administrative fees payable	160,873	165,248
Pending trades	170,804	4,585
Other	83,817	—

Total liabilities	415,494	169,833

Net assets available for benefits	$1,549,183,389	$1,592,303,053

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions:
Employer contributions	$17,091,869
Participant contributions	52,732,492
Participant rollovers	2,735,489
Investment income	13,489,715
Net appreciation in fair value of investments	134,031,171
Interest income on notes receivable from participants	2,169,137

Total additions	222,249,873
Deductions:
Benefits paid to participants	293,645,514
Corrective distributions	14,505
Administrative expenses	1,729,004

Total deductions	295,389,023
Other changes in net assets:
Transfers from qualified plans	30,019,486

Total other changes in net assets	30,019,486

Net decrease	(43,119,664)
Net assets available for benefits at:
Beginning of year	1,592,303,053

End of year	$1,549,183,389

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2020

1. Description of Plan

The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company or Plan Sponsor). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During the year, the Denali Incorporated 401(k) Retirement Plan merged into the Plan. The merger is reflected as a transfer into the Plan in the statement of changes in net assets available for benefits for the year ended December 31, 2020.

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of eligible compensation. The Plan provides for the automatic enrollment and payroll deduction of 4% of a newly eligible employee’s compensation as soon as practical following 60 days after employment.

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the year ended December 31, 2020, the Company contributed $5,882,862 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

Effective May 15, 2020, the Company suspended the company match and retirement contribution for the Plan except for certain employees covered by a collective bargaining agreement.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Pursuant to the CARES Act, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 payment and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020. In addition, the Plan also permits participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020, Plan participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020. The participant’s note was reamortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

During 2020, the Company experienced sustained declines in operating revenues. As a result, employees were terminated at various times throughout the year. In total, the participants who were terminated amounted to more than 20% of plan participants; accordingly, the plan sponsor determined that a partial plan termination had occurred. All participants who were affected by the termination were fully vested in their account balances.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Wells Fargo, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

During 2020, the global outbreak of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization in March, has led to significant volatility in financial markets.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments.

Plan Management’s Review of Subsequent Events

The Plan has evaluated subsequent events through June 29, 2021, the date the financial statements were available to be issued

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Self-directed brokerage accounts: Accounts primarily consist of cash, money market funds, mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2020		Assets at Fair Value as of December 31, 2019
	Level 1	Total	Level 1	Total
Corporate stock	$20,273,086	$20,273,086	$44,106,011	$44,106,011
Mutual funds	1,067,459,425	1,067,459,425	1,119,172,454	1,119,172,454
Self-directed brokerage accounts	6,022,072	6,022,072	4,149,003	4,149,003

Total assets in the fair value hierarchy	1,093,754,583	1,093,754,583	1,167,427,468	1,167,427,468

Investments Measured at Net Asset Value:
Common collective trust funds		189,963,223		153,260,994

Total investments, at fair value		$1,283,717,806		$1,320,688,462

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts

The Plan offers an investment called the National Oilwell Varco Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan makes investments in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Fully Benefit-Responsive investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Common Collective Trusts

The Harris Associates Oakmark International collective fund, is a common collective trust fund established, operated and maintained by SEI Trust Company, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The Wells Fargo Short Term Investment Fund S is a common collective trust fund which invests primarily in short term fixed income securities, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The State Street U.S. Bond Index fund is a common collective trust fund which invests primarily in government Treasury securities, corporate bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), and munis to simulate the universe of bonds in the market. There are currently no redemption restrictions on this investment.

The Wells Fargo Stable Value Fund W is a common collective trust fund which invests primarily in investment contracts and security-backed contracts, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

6. Related-Party Transactions and Parties of Interest Transactions

Certain investments of the Plan are managed by Wells Fargo, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated May 12, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and; therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and; therefore, believes that the Plan is qualified and the related trust is tax-exempt.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 76-0488987

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current
		Value
*National Oilwell Varco, Inc.	1,476,554 shares of common stock	$20,273,086
Schwab	Eaton Vance Inc FD	13,724,351
Goldman Sachs	Goldman Sachs Small Cap	50,497,913
American Funds	Growth Fund of America R6	209,413,862
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	139,911,123
SEI Trust Company	Harris Assoc. Oakmark Int’l Collective Fund	144,396,653
Frost Funds	Frost Total Return Bond Fund	100,025,515
Vanguard	Vanguard FTSE All World Inv Fund	95,652,610
Vanguard	Vanguard Inflation Protected Secs Instl Fund	32,979,232
Vanguard	Vanguard Mid Cap Index Fund	162,872,673
Vanguard	Vanguard Small Cap Growth Index Fund	84,322,303
Vanguard	Vanguard Institutional Index Fund	136,903,015
Vanguard	Vanguard Total International Bond	13,934,725
Wasatch	Wasatch Micro Cap Fund	82,388
Vanguard	Vanguard Total Stock Market Index Fund	4,846
Fidelity	Fidelity Small Cap Index Fund	3,092,574
State Street	State Street U.S. Bond Index	39,685,929
Dimensional Funds	DFA Global Real Estate Securities	24,042,296
*Wells Fargo Bank, N.A.	Fixed Income Fund A	50,837,080
*Wells Fargo Bank, N.A	Fixed Income Fund L	83,694,676
*Wells Fargo Bank, N.A	Fixed Income Fund F	92,630,700
*Wells Fargo Bank, N.A	Wells Fargo Stable Value Fund W	973,109
*Wells Fargo Bank, N.A	Short Term Investment Fund S	4,907,532
Various	Self-directed brokerage accounts	6,022,072
*Participant loans	Various maturities and interest rates ranging from 3.25% to 9.25%	38,718,504

		$ 1,549,598,767

*	Party in interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
June 29, 2021	/s/ Scott K. Duff
Date	Scott K. Duff
Member of the National Oilwell
Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm